Exhibit 99.1

IceCure Reports First Quarter 2026 Financial Results: ProSense®
Sales Increase Substantially in the U.S. and North America

Pent-up demand immediately following FDA clearance generates 46% increase in active customer accounts using ProSense® as of the end of the first quarter 2026, compared with prior to FDA clearance

Accelerating adoption of ProSense® driven by several growth catalysts, including FDA clearance, expanding reimbursement framework, media coverage, growing body of clinical data and recommendation of cryoablation for breast cancer in leading clinical guidelines

Conference call to be held today at 11:00 am Eastern Time

CAESAREA, Israel, May 12, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today reported financial results as of and for the three months ended March 31, 2026 as well as recent commercial and clinical updates. Revenues, gross profits and gross margins all increased during the first quarter of 2026 compared to the first quarter of 2025 including:

●	Global revenue rose 26%

●	Sales in North America increased 84%

●	Sales in the U.S. grew 31%

“We are off to an incredibly strong start to 2026 and we are highly encouraged by the growing momentum we are experiencing in the U.S. for ProSense® in early-stage breast cancer, which has been building over time through our clinical data, physician engagement, and regulatory milestones,” said Eyal Shamir, Chief Executive Officer of IceCure. “Our commercial team is building a strong pipeline of hospitals and clinics, many of which are progressing through their internal purchasing processes, and we are now seeing that pipeline converting into revenue. Demonstrating the rising momentum, an account that purchased a ProSense® system before U.S. Food and Drug Administration (“FDA”) approval recently purchased an additional system for a second site, and we believe there is an opportunity to expand even further throughout this hospital network, which is one of the most prominent names in healthcare globally.”

“We plan to leverage this rising interest and expand our U.S. sales footprint this year to eight regions, supporting the increasing demand from our marketing efforts and heightened positive response to our presence at key recent industry conferences, including the Society of Breast Imaging and the American Society of Breast Surgeons annual meetings. ProSense® integrates seamlessly into existing clinical workflows without requiring additional infrastructure, so we believe we are well positioned to scale. We also expect our ChoICE post-marketing study, which will include 30 U.S. sites and where both commercial and clinical procedures will be performed, will further accelerate adoption and broaden access to ProSense® across the United States.”

Commercial and Clinical Highlights:

●	Continued growth in U.S. ProSense® systems and disposable probes revenue, driven by increasing new installations and procedure volumes at new and existing customers. The Company had 13 active accounts prior to FDA approval, many of which had multiple systems installed across their respective healthcare systems. Following FDA approval, active accounts in the U.S. increased by 46% as a result of onboarding new accounts and reactivating some that previously had systems but were awaiting FDA clearance before actively using the systems. The 19 active accounts as of the end of the first quarter of 2026 alone represent a vast opportunity to penetrate deeper into these hospital networks with additional system sales.

●	Immediately expanded U.S. commercial footprint following FDA clearance with new system installations, including Thomas Hospital of Infirmary Health, the first hospital in Alabama to offer breast cancer cryoablation, and SHERO Imaging, the first provider in Missouri to offer the procedure

●	Continued to advance a growing pipeline of hospitals and clinics progressing through purchasing processes, with increasing conversion expected due to FDA clearance and updated clinical guidelines

●	Post-marketing ChoICE study, which will have 30 clinical/commercial hybrid sites in the United States, expected to support broader adoption and reimbursement; the study protocol received FDA approval during the first quarter of 2026

●	American Society of Breast Surgeons updated its resource guide to recommend cryoablation as a local treatment option for low-risk breast cancer, marking a significant milestone in clinical acceptance

●	Showcased ProSense® Cryoablation at American Society of Breast Surgeons 2026 Annual Meeting where IceCure sponsored a symposium titled “Unlocking De-Escalation: Cryoablation for Breast Cancer” featuring prominent breast physicians from leading medical institutions including Cleveland Clinic, University of Michigan, West Cancer Center, and the Warren Alpert Medical School of Brown University

●	Participated in the 2026 Society of Breast Imaging (“SBI”) Symposium, highlighting growing physician awareness and adoption of ProSense® for breast cancer treatment

●	Reported positive five-year top-line results from the ICESECRET kidney cancer study, demonstrating recurrence-free rates of 89.4% and 83.9%, reinforcing long-term efficacy of cryoablation

●	Independent fibroadenoma study published in PLOS ONE demonstrated that ProSense® is safe and effective in the treatment of breast fibroadenomas, further supporting its clinical utility

●	Cryoablation cost analysis study from Massachusetts General Hospital featuring ProSense® demonstrated 50% cost reduction vs. lumpectomy, and the study won the Wendell Scot Research Award at the 2026 SBI Symposium

Financial Results for the Three Ended March 31, 2026

Revenues for the three months ended March 31, 2026 grew to $911,000, from $725,000 in the three months ended March 31, 2025, an increase of approximately 26%. Growth was driven by increased sales in the U.S., Canada, and Mexico, partially offset by a decrease in sales in Asia.

Gross profit increased by 35% to $295,000 for the first quarter of 2026, compared to $218,000 in the same period last year. Gross margin increased to 32% in the three months ended March 31, 2026, compared to 30% in the three months ended March 31, 2025.

Research and development expenses for the three months ended March 31, 2026 were $2,211,000 compared to $1,664,000 in the three months ended March 31, 2025, primarily reflecting activities related to the CHoICE study.

Sales and marketing expenses for the three months ended March 31, 2026 were $1,068,000, compared to $1,289,000 for the three months ended March 31, 2025. The decrease is mostly due to a decrease in consulting fees associated with regulatory submissions. The Company expects sales and marketing expenses to increase for the balance of 2026 as IceCure enhances its market penetration efforts in the U.S. following FDA clearance for low-risk breast cancer at the end of 2025.

General and administrative expenses for the three months ended March 31, 2026 were $1,263,000, compared to $922,000 for the three months ended March 31, 2025, reflecting primarily an increase in salary expenses, mainly due to fluctuations in the exchange rate between the U.S. dollar and Israeli shekel.

Total operating expenses for the three months ended March 31, 2026 were $4,542,000 compared to $3,875,000 for the three months ended March 31, 2025. The increase was attributable to the increase in research and development and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

Net loss for the three months ended March 31, 2026, was $4,274,000, or $0.06 per share, compared to a net loss of $3,588,000, or $0.06 per share, for the three months ended March 31, 2025.

As of March 31, 2026, cash and cash equivalents totaled $8,115,000, compared to $8,897,000 as of December 31, 2025.

Conference call & webcast info:

Tuesday, May 12, 2026, at 11:00 am EDT

US: 1-888-407-2553

Israel/International: +972-3-918-0696

A live webcast will be available at: https://www.veidan-conferencing.com/icecure-investors

A recording of the webcast will be available at: ir.icecure-medical.com/

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the growing momentum in the U.S. for ProSense® in early-stage breast cancer; building a strong pipeline of hospitals and clinics and converting that pipeline into revenue due to, among other things, FDA clearance and updated clinical guidelines; the Company’s plan to expand its U.S. sales footprint this year to eight regions; the ChoICE post-marketing study and the expectation that it will further accelerate adoption and broaden access to ProSense® across the United States; and the opportunity to penetrate deeper into existing hospital networks with additional system sales. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31, 2026	As of December 31, 2025
	(Unaudited)
	U.S. dollars in thousands

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,115	8,897
Trade receivables	274	331
Inventory	2,646	2,625
Prepaid expenses and other receivables	1,089	752
Total current assets	12,124	12,605

NON-CURRENT ASSETS
Right-of-use assets	152	239
Property and equipment, net	975	993
Long-term restricted deposits	52	51
Total non-current assets	1,179	1,283
TOTAL ASSETS	13,303	13,888

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	988	863
Lease liabilities	134	204
Employees and employees related benefits	2,895	2,659
Other current liabilities	787	1,098
Total current liabilities	4,804	4,824

NON-CURRENT LIABILITIES
Long-term lease liabilities	5	13
Total non-current liabilities	5	13

SHAREHOLDERS’ EQUITY
Ordinary shares, No par value; Authorized 2,500,000,000 shares; Issued and outstanding: 81,180,045 shares and 73,122,293 shares as of March 31, 2026 and December 31, 2025, respectively
Additional paid-in capital	133,204	129,487
Accumulated deficit	(124,710)	(120,436)
Total shareholders’ equity	8,494	9,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,303	13,888

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2026	2025
	U.S. dollars in thousands (except per share data)
Revenues	911	725
Cost of revenues	616	507
Gross profit	295	218
Research and development expenses	2,211	1,664
Sales and marketing expenses	1,068	1,289
General and administrative expenses	1,263	922
Operating loss	4,247	3,657
Finance expense (income), net	27	(69)

Net loss and comprehensive loss	4,274	3,588
Basic and diluted net loss per share	0.06	0.06
Weighted average number of shares outstanding used in computing basic and diluted loss per share	73,573,265	57,639,679

ICECURE MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2026	2025
	U.S. dollars in thousands
Cash flows from operating activities

Net loss	(4,274)	(3,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	69	89
Share-based compensation	180	125
Exchange rate changes in cash and cash equivalents and long-term restricted deposits	(4)	43
Changes in assets and liabilities:
Decrease (increase) in trade receivables	57	(79)
Increase in prepaid expenses and other receivables	(337)	(84)
Increase in inventory	(21)	(48)
Decrease in right of use assets	87	101
Increase (decrease) in trade payables	125	(279)
Decrease in lease liabilities	(78)	(105)
Increase in employees and employees related liabilities	236	123
Decrease in other current liabilities	(311)	(336)
Net cash used in operating activities	(4,271)	(4,038)

Cash flows from investing activities
Purchase of property and equipment	(51)	(6)
Net cash provided by (used in) investing activities	(51)	(6)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	3,537	2,562
Net cash provided by financing activities	3,537	2,562

Decrease in cash and cash equivalents	(785)	(1,482)
Cash and cash equivalents at beginning of the year	8,897	7,564
Effect of exchange rate fluctuations on balances of cash and cash equivalents	3	(42)
Cash and cash equivalents at end of period	8,115	6,040

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	-	26